UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Tallgrass Energy GP, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

James J. Connors, II

c/o Kelso & Company

320 Park Avenue, 24th Floor

New York, New York 10022

Telephone: (212) 751-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Kelso GP VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Beneficial ownership of the Class A shares representing limited partner interests of the Issuer (“Class A shares”) referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares representing limited partner interests of the Issuer (“Class B shares”) owned of record by KIA VIII (Rubicon), L.P. (“KIA VIII”) and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV (Rubicon), LLC (“KEP VI AIV”), which are exchangeable for Class A shares as described herein. Pursuant to the First Amended and Restated Agreement of Limited Partnership of the Issuer dated May 12, 2015 (the “Partnership Agreement”), which is filed with this Schedule 13D as Exhibit 99.2 hereto and incorporated herein by reference, KIA VIII and KEP VI AIV will each have the right, at any time following the expiration of a lock-up period and from time to time, to immediately exchange (the “Exchange Right”) Class B shares and a corresponding number of Units of limited liability company interest (the “Units”) in Tallgrass Equity, LLC (each Class B share and Unit so exchanged, together, an “Exchange Unit”), for a like number of Class A shares, not to exceed, in the aggregate, the total number of Exchange Units held by KIA VIII or KEP VI AIV, as applicable. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option (as defined herein) and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders (as defined herein), which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS KIA VIII (Rubicon) GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS KIA VIII (Rubicon), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS KEP VI AIV (Rubicon), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Frank T. Nickell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Thomas R. Wall, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS George E. Matelich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Michael B. Goldberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS David I. Wahrhaftig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Frank K. Bynum, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Philip E. Berney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Frank J. Loverro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS James J. Connors, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Church M. Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Stanley de J. Osborne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Christopher L. Collins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Anna Lynn Alexander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Howard A. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS John K. Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Henry Mannix, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 Class A shares
	8	SHARED VOTING POWER 40,139,699 Class A shares*
	9	SOLE DISPOSITIVE POWER 0 Class A shares
	10	SHARED DISPOSITIVE POWER 40,139,699 Class A shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,139,699 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 34,187,117 Class B shares owned of record by KIA VIII and (ii) 5,952,582 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full and after giving effect to the Option and the related repurchase and redemption. This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 25.5% of the Class A shares.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Class B shares of Tallgrass Energy GP, LP, a Delaware limited partnership (the “Issuer”). The principal executive office of the Issuer is located at 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following persons (collectively, the “Reporting Persons”):

Name	Principal and Business Occupation	Jurisdiction of Organization/Citizenship
Kelso GP VIII, LLC	General Partner of KIA VIII (Rubicon) GP, L.P.	Delaware
KIA VIII (Rubicon) GP, L.P.	General Partner of KIA VIII (Rubicon), L.P.	Delaware
KIA VIII (Rubicon), L.P.	Private Investment Fund	Delaware
KEP VI AIV (Rubicon), LLC	Private Investment Fund	Delaware
Frank T. Nickell	Chief Executive Officer, Chairman and Managing Director of Kelso & Company	United States of America
Thomas R. Wall, IV	Managing Director of Kelso & Company	United States of America
George E. Matelich	Managing Director of Kelso & Company	United States of America
Michael B. Goldberg	Managing Director of Kelso & Company	United States of America
David I. Wahrhaftig	Managing Director of Kelso & Company	United States of America
Frank K. Bynum, Jr.	Managing Director of Kelso & Company	United States of America
Philip E. Berney	President and Managing Director of Kelso & Company	United States of America
Frank J. Loverro	Managing Director of Kelso & Company	United States of America
James J. Connors, II	Managing Director, Chief Compliance Officer and General Counsel of Kelso & Company	United States of America
Church M. Moore	Managing Director of Kelso & Company	United States of America
Stanley de J. Osborne	Managing Director of Kelso & Company	United States of America
Christopher L. Collins	Managing Director of Kelso & Company	United States of America
A. Lynn Alexander	Managing Director of Kelso & Company	United States of America
Howard A. Matlin	Managing Director and Chief Financial Officer of Kelso & Company	United States of America
John K. Kim	Managing Director of Kelso & Company	United States of America
Henry Mannix, III	Managing Director of Kelso & Company	United States of America

The principal business address of each of the Reporting Persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this Schedule 13D as Exhibit 99.1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person and such beneficial ownership is expressly disclaimed.

Item 3. Source and Amount of Funds or Other Consideration.

On November 13, 2012, KIA VIII and KEP VI AIV entered into a Purchase Agreement by and among Tallgrass Development, LP, a Delaware limited partnership formerly known as Tallgrass Energy Partners, LP (“Development”), Tallgrass Energy Holdings, LLC, a Delaware limited liability company formerly known as Tallgrass GP, LLC (“Holdings”), and KIA VIII and KEP VI AIV and the other investors party thereto, whereby (i) KIA VIII and KEP VI AIV and certain other investors acquired limited partner interests in Development and (ii) KIA VIII and KEP VI AIV and certain other investors (the “Exchange Right Holders”) acquired membership interests in Holdings for cash consideration. KIA VIII and KEP VI AIV obtained the funds for the acquisition of these securities from capital contributions by their respective partners.

On May 10, 2013, each of the Exchange Right Holders contributed its membership interests in Holdings to a newly formed entity, Tallgrass GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), in exchange for identical membership interests in GP Holdings pursuant to the Limited Liability Company Agreement of GP Holdings dated May 10, 2013.

The Issuer was formed on February 10, 2015 as a Delaware limited partnership. The Reporting Persons acquired Class B shares of the Issuer as a result of the following series of transactions.

On February 20, 2015, GP Holdings changed its name to Tallgrass Equity, LLC, a Delaware limited liability company.

On May 11, 2015, the day before the closing of the Issuer’s initial public offering on May 12, 2015, Holdings distributed its existing limited partner interest in the Issuer to the Exchange Right Holders, including KIA VIII and KEP VI AIV, pursuant to the Distribution, Assignment and Assumption Agreement (interest in Tallgrass Energy GP, LP) dated May 11, 2015, which is filed with this Schedule 13D as Exhibit 99.3 and incorporated herein by reference.

At the closing of the Issuer’s initial public offering on May 12, 2015, the following transactions, among others, occurred.

Pursuant to the Partnership Agreement, the existing limited partner interests in the Issuer that may be deemed to have been beneficially owned by the Reporting Persons and owned of record by KIA VIII and KEP VI AIV were converted into 42,421,521 Class B shares, consisting of 36,130,552 Class B shares owned of record by KIA VIII and 6,290,969 Class B shares owned of record by KEP VI AIV.

Pursuant to the Second Amended and Restated Limited Liability Company Agreement (the “Tallgrass Equity LLC Agreement”) of Tallgrass Equity, LLC dated May 12, 2015, which is filed with this Schedule 13D as Exhibit 99.4 and incorporated herein by reference, the existing limited liability company interests in Tallgrass Equity, LLC that may be deemed to have been beneficially owned by the Reporting Persons and owned of record by KIA VIII and KEP VI AIV were converted into 42,421,521 Units, consisting of 36,130,552 Units owned of record by KIA VIII and 6,290,969 Units owned of record by KEP VI AIV.

Pursuant to the Tallgrass Equity LLC Agreement executed in connection with the closing of the initial public offering of the Issuer on May 12, 2015, KIA VIII and KEP VI AIV agreed that if underwriters in the Issuer’s initial public offering exercised the option (the “Option”) granted to them in the Underwriting Agreement, dated May 6, by and among Tallgrass Energy GP, LP and the other parties named therein, which is filed with this Schedule 13D as Exhibit 99.5 hereto and incorporated herein by reference, the Issuer would issue additional Class A shares and use the proceeds thereof to purchase a corresponding number of Units from the existing holders thereof, including KIA VIII and KEP VI AIV. On May 12, 2015, (i) the underwriters and the Issuer closed on the Option, whereby the underwriters purchased an additional 6,225,000 Class A Shares, and (ii) the Issuer (a) purchased 1,943,435 Units from KIA VIII and 338,387 Units from KEP VI AIV (representing KIA VIII and KEP VI AIV’s respective pro rata share of the Option based on KIA VIII and KEP VI AIV’s respective ownership percentages of the outstanding Units) for $27.6225/Unit (representing the gross proceeds per Class A share issued in the initial public offering of the Issuer less the underwriting discount) and (b) redeemed, for no additional consideration, an equal aggregate number of Class B shares from KIA VIII and KEP VI AIV.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class B shares reported herein as an investment in the regular course of their business. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time (i) acquire or dispose of the Issuer’s securities in open market, privately negotiated or other transactions, (ii) enter into hedging relationships with respect to such securities, or (iii) formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

KIA VIII and KEP VI AIV are party to a Registration Rights Agreement, dated May 12, 2015, by and among the Issuer and the other parties thereto (the “Registration Rights Agreement”), which is filed with this Schedule 13D as Exhibit 99.6 hereto and incorporated herein by reference, pursuant to which the Issuer has agreed to register for resale, under the Securities Act of 1933, as amended, and applicable state securities laws, all Class A shares issuable upon exercise of the Exchange Rights held by KIA VIII and KEP VI AIV or any of their permitted transferees to the Registration Rights Agreement under certain circumstances, and KIA VIII and KEP VI AIV reserve the right, subject to the Registration Rights Agreement, to acquire or dispose of securities of the Issuer from time to time through acquisitions or dispositions of securities registered pursuant to any registration statement filed pursuant to the Registration Rights Agreement or otherwise.

Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the right, at any time following the expiration of a lock-up period and from time to time, to immediately exchange an Exchange Unit, consisting of one Class B share and one Unit, for one Class A share, not to exceed, in the aggregate, the total number of Exchange Units held by KIA VIII or KEP VI AIV, as applicable.

Under the TEGP Management, LLC Long-Term Incentive Plan adopted by the General Partner (the “LTIP”), TEGP Management, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), may, on behalf of the Issuer, grant unrestricted shares, restricted shares, equity participation shares, options and share appreciation rights to employees of the General Partner and its affiliates who perform services for the Issuer and its affliates, non-employee directors of the General partner and consultants who perform services for the Issuer and its affliates.

The General Partner may cause the Issuer to issue new Class A shares or acquire Class A shares on the open market, or any combination of the foregoing, for awards under the LTIP.

Each Class A share is entitled to one vote on the limited matters to be voted on by the Issuer’s shareholders. Each Class B share is entitled to vote on the same basis as the Class A shares. Holders of Class A shares and Class B shares vote together as a single class on all matters presented to the Issuer’s shareholders for their vote or approval, except as otherwise required by applicable law.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5. Interest in Securities of the Issuer.

(a) KIA VIII owns of record 34,187,117 Class B shares and KEP VI AIV owns of record 5,952,582 Class B shares, which, based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full, represents 38.9% and 6.8% of the outstanding Class A shares (on an as-converted basis assuming full exercise of the Reporting Persons’ Exchange Right and after giving effect to the Option and the related repurchase and redemption). This calculation does not include exchange of the 69,364,741 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 69,364,741 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent an aggregate of approximately 25.5% of the Class A shares.

Kelso GP VIII, LLC (“GP VIII, LLC”) is the general partner of KIA VIII (Rubicon) GP, L.P. (“GP VIII, L.P.” and, together with GP VIII, LLC, the “Kelso GPs”). GP VIII, L.P. is the general partner of KIA VIII. Neither of the Kelso GPs owns of record any Class B shares or other equity of the Issuer. However, GP VIII, LLC and GP VIII, L.P. could be deemed to share beneficial ownership of securities owned of record or deemed to be beneficially owned by KIA VIII. GP VIII, LLC and GP VIII, L.P. each disclaim beneficial ownership of all of the securities reported herein pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed to be an admission of beneficial ownership of all of the reported securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

KIA VIII and KEP VI AIV, due to their common control, could be deemed to beneficially own each of the other’s securities. KIA VIII and KEP VI AIV each disclaim beneficial ownership of all of the securities deemed to be beneficially owned by the other pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed to be an admission of beneficial ownership of all of the reported securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Neither of the Kelso GPs owns of record any Class B shares or other equity of the Issuer. However, the Kelso GPs and KEP VI AIV, due to their common control, could be deemed to beneficially own each of the other’s securities. The Kelso GPs and KEP VI AIV each disclaim beneficial ownership of all of the securities owned of record or deemed to be beneficially owned by the other or owned of record by KIA VIII pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed to be an admission of beneficial ownership of all of the reported securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

None of Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Church M. Moore, Stanley de J. Osborne, Christopher L. Collins, A. Lynn Alexander, Howard A. Matlin, John K. Kim and Henry Mannix, III (the “Kelso Individuals”) owns of record any Class B shares or other equity of the Issuer. However, the Kelso Individuals could be deemed to share beneficial ownership of securities owned of record by KIA VIII and KEP VI AIV or deemed to be beneficially owned by GP VIII, LLC or GP VIII, L.P., by virtue of their status as managing members of KEP VI AIV and of GP VIII, LLC. The Kelso Individuals each disclaim beneficial ownership of such securities pursuant to Rule 13d-4 under the Act, and this report shall not be deemed to be an admission that any of the Kelso Individuals is the beneficial owner of these securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by KIA VIII and KEP VI AIV, solely with respect to their respective holdings of the Class B shares that they own of record) that it is the beneficial owner of any of the Class B shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by KIA VIII and KEP VI AIV, solely with respect to their respective holdings of the Class B shares that they own of record).

(b) The information set forth in Items 7 through 11 of the cover pages hereto and the information set forth in Item 2 hereof are incorporated herein by reference.

(c) The information set forth in Item 3 hereof is incorporated herein by reference. Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) Class B shares are not entitled to receive distributions, and are not registered under the Securities Act of 1933, as amended, and as such are subject to restrictions on transfer. Subject to the foregoing, and taking into account the Exchange Rights with respect to the Class B shares, the Reporting Persons have the right to receive distributions on Class A shares received in exchange for, and the proceeds from the sale of, the Class B shares reported by such Reporting Persons on the cover pages of this Schedule 13D and in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Partnership Agreement. KIA VIII and KEP VI AIV are party to the Partnership Agreement in their capacity as limited partners of the Issuer. The information provided or incorporated by reference in Items 3 through 5 hereof is hereby incorporated by reference herein.

Cash Distributions. The Class B shares are not entitled to any distributions from the Issuer. The Issuer’s cash distribution policy will require it to pay cash distributions to holders of Class A shares of all its available cash on a quarterly basis after the payment of fees and expenses and the establishment of cash reserves, including payments to the General Partner and its affiliates. The Issuer’s cash flow is generated solely from distributions it receives from Tallgrass Equity, LLC, which receives all of its cash flows from distributions on its direct and indirect partnership interests in Tallgrass Energy Partners, LP, a Delaware limited partnership.

Exchange Right. The Exchange Right Holders and any permitted transferees of their Units will each have the right to exchange all or a portion of their Units for Class A shares at an exchange ratio of one Class A share for each Unit exchanged. This right may be exercised only if, simultaneously therewith, an equal number of Class B shares are transferred by the exercising party to the Issuer. Upon such exchange, the Issuer will cancel the Class B shares received from the exercising party. For a period of 180 days following the closing of the Issuer’s initial public offering on May 12, 2015, the Exchange Right Holders will not be permitted to sell any Class A shares, including any Class A shares received upon exercise of the Exchange Right, pursuant to the terms of a lock-up agreement.

Issuance of Additional Securities. The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional limited partner interests and other equity securities on the terms determined by the General Partner without shareholder approval.

Limited Voting Rights. The General Partner will control the Issuer and the shareholders will have only limited voting rights. Shareholders will have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 80% of the Issuer’s shares, including both Class A shares and Class B shares voting together as one class. Because the Exchange Right Holders collectively own more than 20% of the Issuer’s shares, they have the ability to prevent the General Partner’s involuntary removal.

Limited Call Right. If at any time the General Partner and its affiliates own more than 80% of the outstanding shares (including Class A shares issuable upon the exchange of Class B shares and including any other additional limited partner interests the Issuer may issue in the future), the General Partner has the right, but not the obligation, to purchase all of the remaining Class A shares at a price equal to the greater of (x) the highest cash price paid by the General Partner, the Exchange Right Holders, or their respective affiliates for any shares purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those shares and (y) the current market price calculated in accordance with the Partnership Agreement as of the date three business days before the date the notice is mailed.

Tallgrass Equity LLC Agreement. KIA VIII and KEP VI AIV are party to the Tallgrass Equity LLC Agreement in their capacity as members of Tallgrass Equity, LLC. The information provided or incorporated by reference in Items 3 through 5 hereof is hereby incorporated by reference herein.

Allocation of Profits and Losses. The net profits and net losses of Tallgrass Equity, LLC will generally be allocated to the holders of Units on a pro rata basis in accordance with their relative number of Units held. If the Issuer causes a distribution to be made, such distribution will be made to the holders of Units on a pro rata basis in accordance with their relative number of Units held.

Exchange Right. The Exchange Right Holders and any permitted transferees of their Units will each have the right to exchange all or a portion of their Units for Class A shares at an exchange ratio of one Class A share for each Unit exchanged. This right may be exercised only if, simultaneously therewith, an equal number of Class B shares are transferred by the exercising party to the Issuer. Upon such exchange, the Issuer will cancel the Class B shares received from the exercising party. For a period of 180 days following the closing of the Issuer’s initial public offering on May 12, 2015, the Exchange Right Holders will not be permitted to sell any Class A shares, including any Class A shares received upon exercise of the Exchange Right, pursuant to the terms of a lock-up agreement.

Registration Rights Agreement. KIA VIII and KEP VI AIV are party to a Registration Rights Agreement pursuant to which the Issuer has agreed to register the resale of all Class A shares issuable upon exercise of the Exchange Rights (the “Registrable Securities”) held by KIA VIII and KEP VI AIV or any of their permitted transferees to the Registration Rights Agreement under certain circumstances. These registration rights continue until no Registrable Securities remain outstanding. Tallgrass Equity, LLC is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Shareholder Lock-Up Agreement. For a period of 180 days following the closing of this offering, pursuant to the terms of a lock-up agreement, KIA VIII and KEP VI AIV will not be permitted to effect their Exchange Rights.

Shelf Registration Statement. As soon as the Issuer is eligible to do so, the Issuer will be obligated to file and maintain a shelf registration statement on Form S-3 covering the resale of all of the Registrable Securities. The Issuer will be required to maintain the effectiveness of any such registration statement until the date on which all Registrable Securities covered by the shelf registration statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in the shelf registration statement, or otherwise cease to be Registrable Securities under the Registration Rights Agreement.

Demand and Piggyback Rights. Following the expiration of the lock-up period, KIA VIII and KEP VI AIV will have the right to require that the Issuer register their Registrable Securities and/or facilitate an underwritten offering of their Registrable Securities. There is no aggregate limit on the number of such demand requests; however, these demand rights are subject to a number of size, frequency and other limitations.

In the event the Issuer proposes to conduct an underwritten offering of Registrable Securities, then the holders of Registrable Securities, including KIA VIII and KEP VI AIV, will generally have customary rights to participate in such offering, subject to customary offering size limitations and related allocation provisions and other limitations. Similarly, in the event that eligible holders demand that the Issuer conduct an underwritten offering of their Registrable Securities, then the Issuer will generally have customary rights to participate in such offering, subject to customary offering size limitations and related allocation provisions and other limitations.

Delay Rights. The Issuer will not be required to comply with any demand request, and may suspend the holders’ ability to use any shelf registration statement, following delivery of written notice to the holders of customary blackout periods and deferral events.

Expenses. The holders of Registrable Securities, including KIA VIII and KEP VI AIV, will pay certain selling expenses, including any underwriters’ discounts and commissions. The Issuer will generally cause Tallgrass Equity to pay all other registration expenses in connection with the Issuer’s obligations under the Registration Rights Agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Form of First Amended and Restated Agreement of Limited Partnership of Tallgrass Energy GP, LP.

Exhibit 99.3	Form of Distribution, Assignment and Assumption Agreement (interest in Tallgrass Energy GP, LP).

Exhibit 99.4	Form of Second Amended and Restated Limited Liability Company Agreement of Tallgrass Equity, LLC.

Exhibit 99.5	Underwriting Agreement, dated May 6, 2015, by and among Tallgrass Energy GP, LP and the other parties named therein.

Exhibit 99.6	Form of Registration Rights Agreement (Securities of Tallgrass Energy GP, LP).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 22, 2015.

Kelso GP VIII, LLC

By:	/s/ James J. Connors, II

James J. Connors, II
its Managing Member

KIA VIII (Rubicon) GP, L.P.

By:	Kelso GP VIII, LLC, its general partner

By:	/s/ James J. Connors, II

James J. Connors, II
its Managing Member

KIA VIII (Rubicon), L.P.

By:	KIA VIII (Rubicon) GP, L.P., its general partner

By:	Kelso GP VIII, LLC, its general partner

By:	/s/ James J. Connors, II

James J. Connors, II
its Managing Member

KEP VI AIV (Rubicon), LLC

By:	/s/ James J. Connors, II

James J. Connors, II
its Managing Member

Frank T. Nickell

*

Thomas R. Wall, IV

*

George E. Matelich

*

Michael B. Goldberg

*

David I. Wahrhaftig

*

Frank K. Bynum, Jr.

*

Philip E. Berney

*

Frank J. Loverro

*

James J. Connors, II

/s/ James J. Connors, II

Church M. Moore
*

Stanley de J. Osborne
*

Christopher L. Collins
*

A. Lynn Alexander
*

Howard A. Matlin
*

John K. Kim
*

Henry Mannix, III

*

*By:	/s/ James J. Connors, II
James J. Connors, II
Attorney-in-Fact**

**	The Powers of Attorney filed with the Securities and Exchange Commission with the Forms 3, dated May 11, 2015, in respect of the securities of Tallgrass Energy GP, LP by Kelso GP VIII, LLC, KIA VIII (Rubicon) GP, L.P., KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Church M. Moore, Stanley de J. Osborne, Christopher L. Collins, A. Lynn Alexander, Howard A. Matlin, John K. Kim and Henry Mannix, III are hereby incorporated by reference.

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Form of First Amended and Restated Agreement of Limited Partnership of Tallgrass Energy GP, LP.

Exhibit 99.3	Form of Distribution, Assignment and Assumption Agreement (interest in Tallgrass Energy GP, LP).

Exhibit 99.4	Form of Second Amended and Restated Limited Liability Company Agreement of Tallgrass Equity, LLC.

Exhibit 99.5	Underwriting Agreement, dated May 6, 2015, by and among Tallgrass Energy GP, LP and the other parties named therein.

Exhibit 99.6	Form of Registration Rights Agreement (Securities of Tallgrass Energy GP, LP).